UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2019 Nine Month Trading Update (Unaudited)

26th September 2019	Pearson, the world's learning company, is today providing an update on expectations for trading in the first nine months of 2019.

We continue to expect revenue to stabilise this year but weaker than expected trading in our US Higher Education Courseware business in the key selling season means we now expect adjusted operating profit to be at the bottom of the guidance range of £590m to £640m
●      At the nine months, we expect group underlying revenue to be broadly flat with Core markets up 5%, Growth up 3% and North America down 3%.
Businesses generating 75% of Pearson revenue growing in aggregate by around 3%
●      Strong performance in structural growth businesses - continued strong growth in Online Program Management (OPM), Connections Academy, our K12 virtual schools business, Pearson Test of English Academic (PTE Academic) and Professional Certification driven by the incremental investment we have made in these businesses over the past two years.
US Higher Education Courseware (25% of revenue) down by around 10%. Digital : print split expected to shift from 55% : 45% at the end of last year to 65% : 35% at the end of this year
●      Underlying pressures from lower college enrolments and use of Open Educational Resources (OER) are all largely as expected. However, we believe the weaker than expected trading has been driven by the following factors:
o The key selling season has seen a significant industry wide acceleration of print attrition as channel partners and students turn away from print products more rapidly than anticipated.
o Modest (c. one percentage point) adoption share loss likely caused by the delivery issues due to the implementation of our new Enterprise Resource Programme (ERP) in H2 last year as well as our sales force re-organisation. Over time, we expect to re-gain this share following the roll out of our next wave of digital products on the Global Learning Platform which launched in September, along with a sales force which is strategically aligned to our customer base.
o Digital revenues are up modestly but registrations are down slightly due to a continuation of the trends we identified at half year with greater than anticipated pressure in Developmental Mathematics, the strategic retirement and deprioritisation of long tail products, and some impact from loss of market share.
●      Our strategy to move to more affordable access based models such as Inclusive Access, digital products and partner print rental will result in a more sustainable and predictable business. Over the last three years, we have moved significantly more of our business into digital and access based models, we have transformed our technology platform laying the foundations for our next generation of digital products and reduced cost substantially through re-organisation of the sales force and product services and implementation of a modern ERP system.
Simplification plans on track and strong balance sheet
●      We remain on track to deliver in excess of £330m1 of annualised cost savings, with the full benefits accruing from the end of 2019 onwards.
●      Our financial position remains robust and we continue to expect year end net debt to be broadly in line with 2018.
Underlying adjusted operating profit at the bottom of the guidance range
●      We now expect US Higher Education Courseware revenue to decline between 8% to 12% in 2019, weaker than our original guidance for a 0% to 5% decline.
●    We now expect Pearson to deliver adjusted operating profit in 2019 at the bottom of the guidance range of £590m to £640m with trading impact from our US Higher Education Courseware business offset by good underlying growth in the rest of the business and temporary additional cost savings. We expect to deliver adjusted EPS at the bottom of the guidance range of 57.5p to 63.0p.

John Fallon, Chief Executive said:
"The third quarter has been significantly weaker than we expected in US Higher Education Courseware. Whilst difficult in the short term this places more importance on our work to remake this part of Pearson and we are exploring new ways of deploying our new technology platform so that we can offer students highly affordable, convenient, adaptive, digital courseware. We still expect revenue across Pearson as a whole to stabilise this year, with encouraging growth in many parts of the company."

Sidney Taurel, Chair of Pearson said:
"Pearson has come a long way through its digital transformation and the company is in much better shape than it was three years ago. There are still challenges to overcome in our US Higher Education Courseware business, which we are all very focused on. We are now a leaner, more efficient and more digital company with a strong balance sheet, which gives us a platform from which we can address these challenges."

Financial summary
Expected underlying growth for the nine months ending 30th September 2019	Underlying growth
Sales
North America	(3)%
Core	5%
Growth	3%
Total	0%

Notes
Throughout this announcement: growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements and portfolio changes.

1Based on December 2018 exchange rates. A significant part of costs and savings from the restructuring programme are US Dollar denominated and in other non-Sterling currencies and are therefore subject to exchange rate movements over the implementation timeframe.

Nine-month trading
In North America, revenue is expected to decline 3% in the first nine months of 2019 due to the deterioration in the US Higher Education Courseware business and expected declines in US Student Assessment partially offset by strong growth in Online Program Management (OPM), Connections Academy and Professional Certification.

In Core (which includes the UK, Australia and Italy), revenue is expected to increase by 5% due to strong growth in PTE-Academic, OPM, Professional Certification, UK Student Assessment and Qualifications and the delivery of a new digital assessment contract in Egypt.

In Growth (which includes Brazil, China, India and South Africa) revenue is expected to be up 3% with strong growth in China, and South Africa, strong growth in PTE-Academic and Professional Certification partially offset by declines in revenue from Wizard, our English Language Learning Franchise in Brazil.

Penguin Random House is on track to perform in line with our expectations.
Executive changes
With the major restructuring programme complete, we are evolving the management for the next phase in the company's transformation.

Tim Bozik will lead our North America Higher Education Courseware business, in addition to his current Global Product responsibilities.

Rod Bristow will lead our Online Program Management and Virtual Schools businesses globally, in addition to his current responsibility looking after the UK business.

Gio Giovanelli will now lead our businesses outside of North America and the UK.

Kevin Capitani, President of our North America business, will be leaving Pearson early next year. Kevin has made many contributions since joining the Pearson executive team in July 2016. He has continuously championed the needs of our customers, helped grow our Online Program Management and Virtual Schools businesses, and led the transformation of North America sales, services and systems.

We will hold a conference call at 8.00am today Thursday, 26th September 2019 to discuss our Q3 trading update. A replay will be available soon after on our website www.pearson.com/corporate.

This statement contains inside information

Contacts
Investor Relations	Jo Russell, Tom Waldron, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner	+44 (0) 207 010 2310
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959
Webcast details
Analyst and investor conference call details:
United Kingdom Toll-Free: 08003589473
United Kingdom Toll: +44 3333000804
PIN: 31079211#
URL for international dial in numbers:
http://events.arkadin.com/ev/docs/NE_W2_TF_Events_International_Access_List.pdf

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 26 September 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary